SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

VIXEL CORPORATION
(Name of Subject Company (Issuer))

AVIARY ACQUISITION CORP.
a wholly-owned subsidiary of Emulex Corporation
and
EMULEX CORPORATION.
(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.0015 PER SHARE
(Title of Class of Securities)

928552108
(CUSIP Number of Class of Securities)

Randall G. Wick, Esq.
Vice President and General Counsel
3535 Harbor Blvd.
Costa Mesa, CA 92626
714-662-5600
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)
Copies to:
Gregory C. Smith, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Suite 1100
Palo Alto, California 94301
650-470-4500

[X]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

FINAL TRANSCRIPT

CCBN StreetEvents

CCBN StreetEvents Conference Call Transcript

ELX - Emulex to Acquire Vixel Conference Call

Event Date/Time: Oct. 08. 2003 / 5:00PM ET
Event Duration: 55 min

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CORPORATE PARTICIPANTS

Paul Folino Emulex Corporation — Chairman and Chief Executive Officer

Michael Rockenbach Emulex Corporation — Chief Financial Officer, Executive Vice President, Secretary, Treasurer

James McCluney Vixel Corporation — President and Chief Executive Officer

Karen Mulvany Emulex Corporation — Executive Vice President of Business Development

CONFERENCE CALL PARTICIPANTS

William Lewis J.P. Morgan Securities — Analyst

Jason Ader Thomas Weisel — Analyst

Mark Sue C.E. Unterberg, Towbin — Analyst

Robert Montague RBC Capital Markets — Analyst

Robert Renovard Robert W. Baird & Company — Analyst

Brent Barslin (ph) Pacific Crest Securities — Analyst

Glen Hanus Needham & Company — Analyst

Steve Berg Punk Ziegel & Company — Analyst

PRESENTATION

Operator

Ladies and gentlemen welcome to the Emulex acquisition of Vixel conference call. My name is Amanda, I will be your coordinator today. At this time all participants are in a listen-only mode with a question-and-answer session to follow your presentation. You will receive instructions on how to submit questions or comments at that time. If at any time during your call you require assistance please key star followed by 0 and an operator will be happy to assist you. As a reminder this conference is being recorded for replay purposes.

And now I would like to turn the program over to your host for today’s call Mr. Paul Folino. Please go ahead, sir.

Paul Folino — Emulex Corporation — Chairman and Chief Executive Officer

Thank you operator. Good afternoon.

I am Paul Folino, CEO of Emulex and with me today is Mike Rockenbach, Emulex’s CFO, Karen Mulvany, Emulex’s executive vice president of business development, and Kirk Roller, president and COO of Emulex, as well as Jim McCluney, CEO of Vixel and Kurt Adams, CFO of Vixel. We are very pleased to welcome you to our call this afternoon, where we will discuss the acquisition of Vixel that we announced today. Mike Rockenbach will kick off the presentation, and Jim McCluney and I will review the key details and objectives of the transaction. All of us will be available for questions afterwards.

Mike?

Michael Rockenbach — Emulex Corporation — Chief Financial Officer, Executive Vice President, Secretary, Treasurer

Thank you, Paul.

Before we begin, I would remind everyone that the press release and this call and presentation are available on our investor relations website at www.emulex.com. as well as Vixel’s website at www.vixel.com.

This press release and this presentation contain forward-looking statements, including without limitation statements regarding Emulex’s and Vixel’s respective businesses, operations, and anticipated financial results for 2003 and fiscal 2004, including product revenues, operating expenses, and earnings per share and expected synergies and the planned acquisition of Vixel by

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Emulex, and the anticipated impact of the acquisition on Emulex’s operations and financial results.

These statements are subject to risks and uncertainties and our actual results may differ materially from those projected in the forward-looking statements. Those risks and uncertainties include: the willingness of Vixel’s shareholders to tender their shares in the tender offer; the ability to consummate the acquisition on the terms contemplated; the ability to obtain regulatory and third-party consent to the extent required for the acquisition, the ability to successfully integrate Vixel’s operations and programs with Emulex’s following the acquisition; and the risks and uncertainties described in Emulex’s and Vixel’s SEC reports filed under the Securities Exchange Act of 1934, including under the heading of Risk Factors in Vixel’s and Emulex’s respective 2002 and 2003 annual reports on Form 10-K and a quarterly report on Form 10-Q filed in 2003. We undertake no obligation to update the forward-looking statements made today.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of any class of stock of Vixel Corporation. Emulex Corporation and its acquisition subsidiary expect to file a tender offer statement and related materials with the U.S. Securities and Exchange Commission, or SEC, and Vixel will file a solicitation recommendation statement with respect to such offer. Investors, Vixel’s stockholders, and other interested parties are urged to read the tender offer statement and the solicitation recommendation statement when they become available because they contain important information, which should be read carefully before any decision is made with respect to the offer.

The tender offer statement when filed by Emulex and its acquisition subsidiary and the solicitation recommendation statement when filed by Vixel will be made available to all stockholders of Vixel at no expense to them. The tender offer statement and the solicitation/recommendation statement will also be available for free at the SEC’s website at www.sec.gov, or from Emulex, either at its website at www.emulex.com or by directing your request to Emulex Corporation, 3535 Harbor Boulevard, Costa Mesa, California, 92626, Attention: Investor Relations.

Lastly, investors should also be aware that Emulex will not be disclosing its Q & A or in any private conversations afterwards any material financial data that was not already disclosed in the conference call script or press release.

Today’s conference call is being webcast and the recording will be available on the Emulex website until October 2004. Please be aware that if you decide to ask a question it will be included in our live transmissions filed publicly with the SEC and made available on both the Emulex and Vixel web site thereafter. This conference call report is protected by copyright law and international treaties. Any recording or other use or transmission of the text or audio for today’s call is not allowed without the express permission of Emulex.

With that being said, I would like to provide a brief review of the transaction itself.

First, before we discuss the transaction itself, we’d like to start out by affirming Emulex’s guidance for the first quarter ended September, which calls for year-over-year revenue growth in the 17 to 20% range, or 82 to $85 million and earnings per diluted share of 23 cents on a non-GAAP basis, up from 19 cents in the year-ago period. We expect fiscal Q1 revenues within this range and non-GAAP earnings per share as expected or potentially slightly better. We expect to formally report our results on October 23rd.

With regard to GAAP earnings, in early August we had expected to report GAAP earnings per share of up to 21 cents per share, but as previously announced our first quarter will reflect a $4.7 million GAAP gain on the repurchase of convertible subordinated debentures effective in late August. For additional information and reconciliations, please refer to our press releases issued on August 7 and September 24, 2003.

Let’s now turn to the acquisition details. Emulex and Vixel have signed a definitive agreement whereby Emulex will acquire Vixel in a cash tender offer at $10 per share. Due to its tender offer structure, this transaction is expected to close in the mid-November time frame, giving us an opportunity to move forward quickly with customers, employees and partners.

As many of you know, Vixel is a leading supplier of embedded storage switches. Vixel’s ASICs and switch subsystems are deployed by storage OEMs to provide greater performance and reliability in next generation storage arrays and appliances.

Their products are part of the embedded storage infrastructure sector that Emulex has been highlighting as a target market for the past several quarters. Together both Emulex and Vixel are positioned to supply many of the storage networking components and subsystems that storage OEMs require for state of the art storage arrays, tape libraries, and NAS appliances. Vixel has announced a number of embedded designs with such key storage OEMs, as HP, NetApp, Fujitsu, Xyratex, and BlueArc, and these nicely complement Emulex’s announced embedded ASIC design wins with IBM and EMC.

Emulex’s key goals with this transaction are threefold. First, our key objective is to accelerate Emulex’s revenue growth potential. This acquisition enables Emulex to tap into the incremental emerging market of embedded switching solution, a market that could yield a total available market or TAM of more than $450 million in 2007. Vixel’s embedded switch TAM adds an incremental 30% or more on top of Gartner’s estimate of $1.3 billion for the Fibre Channel HBA market in 2007.

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Second, another major objective is to quickly achieve nondilutive results to non-GAAP earnings per share after implementing synergies. We have identified approximately $1.8 million in potential expense savings, all of which are outside of engineering, and these combined with Vixel’s existing revenue trajectory will be instrumental in achieving this goal. At present we expect it to take a full quarter of combined operations to fully realize these synergies. Although formal company forecasts for GAAP and non-GAAP earnings will not be delivered until we close the transaction, our goal will be to achieve nondilutive results in the June 2004 quarter from a non-GAAP earnings perspective.

Third, our strategic goal is to leverage our strengths with the acquisition of a highly complimentary business that fits nicely with our OEM business model, existing strategic partnerships, and core expertise in storage networking. This transaction serves more than just our financial objectives; it also serves our customers and strategic partners by allowing us to offer them a more extensive storage networking solution set that addresses their critical needs for performance, scalability, and reliability.

For those of you that are not familiar with Vixel’s recent history, let me give you a brief review of their historical revenue and operating trends. Today Vixel focuses on embedded switch solutions which consists of both switch box level sub systems and ASIC that they sell under their InSpeed brand. Again, these are component solutions that are embedded inside storage arrays and appliances. Historically, Vixel also supplied fabric switches which is a very different type of technology that is used in the middle of the SAN. Vixel has deemphasized its investment in this sector and is in maintenance mode. Back prior to the 2001 time frame, Vixel also sold optical transceivers, which are no longer a part of their business today.

If you look within recent results, you can see although overall revenues have been relatively flat, Vixel has achieved an underlying strong growth trend with its embedded switch solution, or the InSpeed product line. This is the product sector that drives the acquisition fundamentals and as of the June 2003 quarter InSpeed had grown 475% year-over-year and represented 76% of Vixel’s total business.

While Vixel is not profitable today, gross margins have stabilized in the past four quarters at approximately 49 to 50%. We do expect to realize manufacturing synergies that benefit gross margin.

Operating expenses amounted to approximately $6 million in the June quarter, of which half came from SG&A. While we expect to leave engineering headcount untouched, we expect to gain efficiencies in the SG&A area and general corporate overhead, particularly in the area of expenses associated with public company activity. Our goal is to achieve about $1.8 million in synergies in upcoming quarters after integration is complete.

Let’s go into a few more details on the transaction structure. As we noted earlier, Emulex will acquire all outstanding common, preferred, and warrants in an all-cash transaction at $10 per share. The total transaction value is estimated at approximately $310 million. Emulex will also assume Vixel’s employee stock option plans.

We expect a total cash outlay of approximately $285 million for the common, preferred and warrants. It’s difficult to predict the additional cash outlay for vested options that could be exercised and tendered, but we believe this could amount to roughly $27 million in additional net cash outlay. This may be offset to some degree by the cash on Vixel’s balance sheet which amounted to $21 million as of June 2003.

As you recall Emulex’s cash, cash equivalents, restricted cash, and investments, both short and long terms, amounted to $620 million at the end of June. Since that time in August, we repurchased at a discount $93.9 million of face value in convertible subordinated notes, spending $87.3 million. Due to the resulting gain, we actually increased our cash balances net of outstanding debt by $4.7 million through the repurchase. Consequently, after the cash outlay for the transaction we expect to have more than adequate cash resources for our operational needs.

I’d now like to turn the call over to Paul Folino and Jim McCluney who will discuss the key benefits and goals of the Emulex-Vixel combination.

Paul Folino — Emulex Corporation — Chairman and Chief Executive Officer

Thank you, Mike.

Let me start by saying that we could not be more pleased with a highly complimentary business, cultural, and technology fit with Vixel. Vixel, like Emulex, is an established storage networking company headquartered on the west coast. Vixel’s headquarters are located in Bothell, Washington, a short distance away from Seattle and the company also has a key design center located a few miles away from Emulex headquarters in Costa Mesa, California.

One of our near term synergies with this combination is that shortly after the transaction closes, we expect to be able to locate Vixel’s Irvine companies, or employees, into our new corporate facility in Costa Mesa. Altogether Vixel currently employs approximately 115 people.

As many of you may know, Vixel is focused on the embedded switch market where they have captured numerous design wins for their InSpeed product family which includes both ASIC and box-level subsystems that are embedded within storage arrays, tape libraries and other storage appliances. As is the case with Emulex, Vixel designs all of its own silicon and is a fabless supplier.

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Also like Emulex, Vixel’s business is almost entirely driven by OEMs. They’ve announced design wins for the InSpeed product family with seven OEMs and have captured six additional design wins at unannounced customers. These design wins have already generated sequential growth in the InSpeed revenues as Mike discussed over the past four quarters. We see exceptionally strong alignment within the common storage OEM customer base of the two companies.

To best understand where Vixel fits in the SAN, let’s start by taking a step back and looking at a typical SAN installation. You will find servers on one side that use HBAs to connect to the fabric, as well as storage arrays on the other end that also connect to the fabric, and then fabric switches in the middle that interconnect all the HBAs and storage arrays together. Now, if you look inside the storage array itself you will find a variety of storage networking components, including the same I/O ASICs that Emulex uses in our HBAs. Unlike the fabric switch suppliers, like McDATA and Brocade that supply solutions for the middle of the SAN, Vixel focuses on providing embedded switches that are actually used inside of the storage arrays at the edge of the SAN. Vixel’s embedded switches are used to interconnect disk drives and drawers of disk drives within a typical enterprise storage array. In summary, embedded switches are quite distinct from the more familiar box-level fabric switches from a technology and application perspective.

The next question is, “what’s driving the need for embedded switches?” There are a number of major transitions taking place in the enterprise storage array. First, enterprise storage arrays are migrating from SCSI to Fibre Channel drives. Nearly every enterprise array today with only one or two exceptions has migrated or will soon migrate from SCSI to a Fibre Channel disk drive architecture. So the embedded hard drive is changing to Fibre Channel, creating a high growth market for Fibre Channel interconnect solutions.

Secondly, storage arrays are getting bigger, with more hard disk drives behind each storage array year-over-year. This is pressuring the traditional shared bus architectures that array vendors have traditionally used to interconnect hard disk drives.

Let’s take a closer look inside the array to better understand what actually goes inside the system at the component level. The actual disk drives that store the data in an array are typically arranged in shelves populated by up to 16 drives. All the drives are managed by a RAID controller, essentially the brains of the storage array. In turn, the RAID controller interfaces to I/0 chips in order to interconnect to the SAN fabric and to interconnect to the drive shelves. These chips are the same chips that are used in HBAs. Today, in fact, Emulex supplies target I/0 chips to EMC and IBM that are embedded in their Symmetrix and Shark storage arrays.

The problem lies with the traditional shared bus architectures that interconnect the hard disk drives inside the array. As a number of drives inside each array has grown and connectivity requirements to the array controller have expanded, these traditional shared bus architectures which are typically served by port bypass circuits, or PBCs, have created significant performance bottlenecks.

In addition, this legacy architecture, which requires that a read request hop from one drive to the next, rather than traveling directly to the destination drive, results in reliability, availability, and serviceability challenges because it’s difficult or impossible to identify a faulty drive. Similar challenges are emerging in other storage appliances as well including NAS appliances and tape libraries.

As you might expect, introducing a switched architecture solves those performance and RAS challenges. On the drive shelf, for example, within an embedded SBOD, or switch bunch of disks architecture, a read request travels directly to the destination drive without touching the other drives on the shelf. It’s easy to see that a switched architecture delivers higher performance and a much more reliable solution for storage arrays. So we’re seeing a significant change in array architectures away from SCSI and towards Fibre Channel and also away from legacy bus architectures and towards embedded switched solutions. This comprises Vixel’s core market which is addressed with their InSpeed product line.

At this point I’d like to turn it over to Jim McCluney, CEO of Vixel, who will detail the features and benefits of the InSpeed solution. Jim?

Jim McCluney — Vixel Corporation — President and Chief Executive Officer

Thank you, Paul.

Before I get into the details, I would like to say that I heartily agree with Paul’s introductory remarks about the business, cultural, and technology synergies of this acquisition. We see a great fit here between the companies. Vixel has been very pleased to achieve design win successes and growth in the embedded storage networking sector. Nevertheless, we are still continually challenged by our relatively small size. As a result, we are excited to join Emulex and to leverage their resources and financial stability to more fully capitalize in the market opportunity and customer needs.

The design wins that we’ve captured for InSpeed switches fall into two major categories. First, switch bunch of disks, or SBOD applications, which are served by ASIC solutions, which we also call switch on chip, or SOC, and second, the root switch sector, which is served by subsystem solutions, primarily box-level switches today. As Paul noted, both of these solutions are being used today to increase RAS and performance in next-generation storage arrays. In the case of the SBOD-SOC, these chips are embedded on the drive shelf and switch the individual drives on

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the shelf. Compared to legacy shared bus architectures where read requests must hop from one drive to the next, the SBOD delivers a direct connection to each drive, improving performance and offering the ability to identify and isolate faulty drives. Vixel has announced three design wins with Network Appliance, Fujitsu, and Xyratex for our InSpeed SBOD solution. We have also captured design wins with six more OEMs, and are under evaluation at three more.

In the case of the root switch, this is the box-level subsystem that is typically embedded in the middle of the array rack where it provides a direct connection to all the hard disk drive shelves from the RAID controller. This switch improves performance and provides the ability to identify and isolate faulty drive shelves, enabling OEM service technicians to quickly pull faulty array components and add additional storage shelves on customer premises. Vixel has announced design wins with Hewlett Packard and BlueArc for a root switch solution, and we’ve captured design wins at two more OEMs and are under evaluation at three more again.

So why are OEMs implementing the InSpeed product in their storage arrays? The fundamental reason is to dramatically improve the reliability, availability and servicability of these systems. Feedback shows that implementing a switched architecture provides improvements in reduced service time, or mean time to repair, thus providing for improved system uptime and reduced service cost. This is a key customer issue.

Another benefit for modular storage arrays that employ InSpeed is that they can scale capacity without sustaining the performance degradation found in loop-based architectures. In fact, in many circumstances OEMs see dramatic improvement in throughput performance of their systems. Vixel offers InSpeed in either box, blade, or SOC form to OEMs.

The market opportunity for embedded switching product is now just emerging, with a transition from parallel SCSI drives to serial Fibre Channel drives in enterprise storage arrays and tape libraries still ramping. This TAM analysis highlights the total market opportunity that would be available if every Fibre Channel-based array, NAS appliance, and tape library shipping in the market migrated to a switched architecture. Although InSpeed is field deployed by OEMs and is indeed working as advertised, in reality the embedded switch penetration of the market is just beginning. Although most major OEM vendors have programs underway to move to switched architectures, the deployment of these systems is still in its infancy.

At Vixel we’ve been proud to have announced embedded switch design wins at 7 OEMs, and have captured unannounced wins at six additional OEMs, and in many cases we have captured embedded switch design wins for multiple platforms within a single OEM.

To date, Vixel competes primarily against traditional architectures that rely on port bypass circuits, or PBCs, made by companies such as PMC Sierra and Vitesse. Our products are beating these solutions on the basis of the superior functionality that switches bring to the equation. In many respects the argument is similar to the hub-versus-switch argument that took place in the fabric of the SAN five years ago. Switched architectures scale much better than shared bus designs and are much more reliable as well.

We also compete against switch subsystem suppliers, primarily QLogic. Broadcom is also a potential competitor, having recently acquired the technology assets of Gadzoox. While we’ve seen no announced design wins from these companies in our sector, we believe that they are pursuing the sector aggressively and we’re very pleased to be aligning with Emulex, who can provide with us financial strength, critical mass, and complimentary technologies we need to maintain a competitive position in the market.

At this point, I’d like to turn it back over to Paul for closing comments.

Paul Folino — Emulex Corporation — Chairman and Chief Executive Officer

Thank you, Jim. Good job.

We believe that the most important aspect of this combination is the exceptionally strong fit between Emulex and Vixel. From a customer standpoint, we share a common set of OEM customers that require both the I/O silicon produced by Emulex and the embedded switching solutions produced by Vixel, including embedded SOCs and root switches. Our solutions sit side by side inside the storage array.

While Emulex has a leadership presence in HBAs that are installed in servers, to date, our presence in the embedded sector has been relatively modest. However, we have announced two design wins, one with IBM Shark and the other with EMC for FICON applications in the Symmetrix, and we have a number of others pending.

The embedded market is a highly complimentary opportunity for Emulex because the ASIC that powers our HBAs may also be deployed inside the storage arrays to provide connectivity for the RAID controller. With the recent launch of our next-generation, highly integrated, native dual-channel ASIC Thor, Emulex has never been in a stronger position to pursue this embedded ASIC market. Today, by leveraging Vixel’s focus and presence in the embedded market sector, Emulex is acquiring a strong team that we can leverage to extend our embedded I/O chip design wins into additional environments.

We believe customers will benefit greatly from this combination, as Vixel will be backed by Emulex’s larger infrastructure and balance sheet. Equally important, OEM qualification efforts, which

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are an expensive process, can now be simplified by working with one company rather than two. And with the combined company positioned with both embedded switching and I/O technology we expect to be able to develop integrated solutions that leverage both technologies and expand our innovation capabilities.

From a shareholder perspective, the most important element of this transaction is Vixel’s dynamic growth in InSpeed products and its contribution to Emulex’s top-line revenue. Today Emulex focuses primarily on the Fibre Channel HBA market, a market Gartner expects to grow to $1.3 billion by the year 2007. With the addition of Vixel’s business and the total available market for embedded switches, our market opportunity expands by more than 30% by 2007. And by leveraging Vixel’s broad presence in the embedded market, we believe our prospects in the total embedded I/0 ASIC market, which is another incremental opportunity, are strengthened considerably.

As Mike pointed out earlier, the InSpeed embedded switching product line has grown at double digit sequential growth rates for each of the past four reported quarters, and has expanded to comprise more than three-quarters of Vixel’s current business. Once the transaction is completed, we expect InSpeed to become an increasingly important factor driving Emulex’s overall revenue growth in upcoming quarters.

In summary, we are very excited to be joining forces with Vixel to address the growing market for embedded storage solutions. This is a very complimentary acquisition to our existing business that leverages a common OEM business model, offers financial synergies, and promises more technology innovation for the industry. It also offers Emulex an opportunity to continue to diversify our business into complimentary product lines.

We believe Vixel is well positioned in their market and delivers a best of breed product offering. They have an experienced sales team with a proven ability to pioneer new markets, and we believe their first-to-market position will be very important to securing follow-on design wins, as OEMs seek to preserve software investments in Vixel’s APIs.

Vixel’s track record in capturing embedded design wins, even as a small company, is a testament to the strength of their solution, vision, and execution. We share a common culture, which I personally believe is one of the core strength of this acquisition.

From a financial perspective, our goal will be to leverage the momentum of Vixel’s InSpeed design wins to expand Emulex’s revenue growth rate while we focus on realizing synergies and delivering non-dilutive results to non-GAAP earnings per share in the very near term.

As we look ahead, our continued focus on customer relationships and technology excellence, now paired with a newly broadened product line that encompasses best of breed HBAs, embedded I/0,

and embedded switching are the key strategic thrusts for our continued success in the storage networking market.

This concludes the discussion of the Vixel acquisition. We can take questions now.

QUESTION AND ANSWER

Operator

Ladies and gentlemen at this time, we will conduct a question-and-answer session. If you would like to ask a question or comment on today’s topic you may do so by keying star followed by 1 on your touch-tone telephone. If your question has been answered or you wish to withdraw it please key star followed by 2. Questions will be taken in the order in which they are received.

Our first question comes from Bill Lewis of J.P. Morgan.

William Lewis — J.P. Morgan Securities — Analyst

Thank you.

I guess I’d like to understand the market analysis a little bit better, and maybe if you could comment competitively as well. You talked about Gartner’s estimate, I believe, of a $450 million market in ‘07 for embedded switches. What segment of the market do you see being served currently by Vixel’s product as compared to front-end embedded switches that you may be not emphasizing, and then what do you see that competitive landscape today going to as some of the front-end embedded switch players, essentially the fabric switch providers, looking to get more involved in the embedded opportunity?

Paul Folino — Emulex Corporation — Chairman and Chief Executive Officer

Let me have Karen Mulvany discuss the market analysis since she’s the author on that particular piece of it.

Karen Mulvany — Emulex Corporation — Executive Vice President of Business Development

Sure, Bill.

Let me comment that the total available market analysis is derived from some Gartner numbers in conjunction with some projections from Vixel, as there is no really stand-alone research on this sector today. But if you look at those numbers, they’re really driven by assuming that every storage array, NAS appliance, and Fibre Channel based tape library transitions from a legacy architecture to a switched architecture that would deploy both SBODs, or switch on chip solutions, as well as root switch solutions. So the total available market isn’t really a prediction of how much of that market will actually be penetrated in those years, it’s really the opportunity. So, for example, today the real market is probably quite small, and is going to move up significantly as architectures transition from legacy shared bus architectures to the switched architectures over time. With regard to competition, I think I’ll just actually let Jim McCluney focus on the difference between embedded switch solutions and fabric switch solutions in the market today.

Jim McCluney — Vixel Corporation – President and Chief Executive Officer

Thanks, Karen. You have to look at these as two entirely different markets. Fabric switching is there to solve networking problems within the whole storage network between servers and target devices like those systems. This is essentially almost like a private environment within the storage array subsystem, and the technology that works in there Vixel has designed from the ground up to meet the demanding requirements of connecting loop-based disk drives together into a switched environment. So taking fabric-based switching and putting it into that environment will not work. It’s a very, very different technology base. As Karen pointed out, it’s a nascent market, we believe Vixel is the first to penetrate that market, and as I pointed out in my speech we expect others to be looking very closely at this growth market with new designs — companies like QLogic come to mind.

Karen Mulvany — Emulex Corporation — Executive Vice President of Business Development

Okay. Just one more follow-up, Bill, the market analysis that you do see in the slides does not include any kind of an entry-level SAN type of solution, this is strictly embedded inside of the storage array for disk connectivity.

William Lewis — J.P. Morgan Securities — Analyst

Okay. Thank you very much.

Operator

Our next question comes from Jason Ader of Thomas Weisel.

Jason Ader — Thomas Weisel — Analyst

Good afternoon everyone.

Just wanted to ask Mike to talk about the guidance a little bit on the dilution or the neutrality of the acquisition by June ‘04. Could you give us any more details on that in terms of what kind of revenue contribution, gross margin contribution you’re thinking about there? Only because, you know, I’m playing around with the model, and it looks like you’re assuming some pretty significant revenue growth, even if you use the 1.8 million in expense savings,

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some pretty significant revenue growth in that particular quarter in order to get to a neutral EPS.

Michael Rockenbach — Emulex Corporation — Chief Financial Officer, Executive Vice President, Secretary, Treasurer

Yeah, Jason, as we said earlier in the presentation, we’re just not in a position yet to give formal guidance until we do complete the transaction. We’re targeting for mid-November to have that done. And, we do see some momentum in terms of their embedded market. As you saw on that one slide earlier, the InSpeed products have moved up from a very small percent of their business to over three-quarters of their business in the June quarter. So there’s a lot of momentum in terms of both the activities in what they’ve got going on in the design wins, as well as other products and other designs that they’re working on with OEMs. So we will be in a better position, once we close the transaction, to be a little bit clearer, but our objective, as we’ve said, is we see a lot of synergies between the two companies, primarily two public companies becoming one public company, so there’s a lot of duplicative expenses that we can eliminate as one common front going into the marketplace, and that’s where we’ve targeted that $1.8 million in synergies.

Jason Ader — Thomas Weisel — Analyst

And you think you can get the gross margins up as well, right?

Michael Rockenbach — Emulex Corporation — Chief Financial Officer, Executive Vice President, Secretary, Treasurer

We are not giving guidance on gross margins, either.

Jason Adare — Thomas Leball — Analyst

I thought you had said in that your remarks, you thought there could be some synergies there.

Michael Rockenbach — Emulex Corporation — Chief Financial Officer, Executive Vice President, Secretary, Treasurer

We think there are some synergies, not only on the SG&A side but manufacturing as well, but we’re not going to target gross margins in terms of this point of the conversation. We’ll give you some better guidance on that as we close the transaction.

Karen Mulvany — Emulex Corporation — Executive Vice President of Business Development

Jason, let me just follow up by saying that, obviously, Vixel is a public company, and I think the public estimates called for some sequential revenue growth, and while we won’t provide formal guidance we will tell you that there is no assumption on our part that the combination is going to result in incremental revenue on top of existing expectations in the short term.

Jason Ader — Thomas Weisel — Analyst

Okay. That’s helpful. Thank you.

Paul Folino — Emulex Corporation-Chairman and Chief Executive Officer

Yeah, before we move on, on that question, just to make sure we’re communicating effectively here, the $1.8 million is quarterly synergies, and the comment relative to being neutral, or accretive by the June quarter really takes into consideration current analysts’ forecasts out there, and nothing other than that.

Jason Adare — Thomas Leball — Analyst

Okay. Great. Thank you.

Operator

And your next question comes from Mark Sue of C.E. Unterberg, Towbin.

Mark Sue — C.E. Unterberg, Towbin — Analyst

Any thoughts on why the price was so high, considering that Vixel at least on First Call was expected to be $21 million in sales next year, and why pure cash instead of a combination of cash and stock or maybe some cash depending on Vixel hitting some performance metrics or starting additional OEMs and separately if you’ve decided on who is going to be the final CFO. I would imagine, Mike, you would still be hanging around.

Michael Rockenbach — Emulex Corporation — Chief Financial Officer, Executive Vice President, Secretary, Treasurer

Well, let me —.

Paul Folino — Emulex Corporation — Chairman and Chief Executive Officer

I’ll make a comment.

Paul Folino — Emulex Corporation — Chairman and Chief Executive Officer

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Let me comment on both of those. First of all, you know, once again, it is a $10 a share offer, which is more than 10 X this year’s revenues clearly, but Merrill Lynch has issued a fairness opinion on the valuation and has concluded that $10 a share is very fair to Emulex, and I didn’t see where the stock closed today but as of yesterday’s close, that represented about an 18% premium. We see this clearly, as a fair price for a growing technology company which has opportunities to be a dominant market leader in a — I’m sorry, a significant player in a $450 million market opportunity.

Mark Sue — C.E. Unterberg, Towbin — Analyst

And just the thought that you didn’t use any combination of cash and stock?

Paul Folino — Emulex Corporation — Chairman and Chief Executive Officer

Well, we had done a convert quite sometime ago, and we built that war chest with a goal of finding a premier technology company to enhance our business model, and Vixel was, you know, right on track with what our goal was when we originally did that convert, so we felt cash was the best way to, as a tender offer, best way to approach it.

Michael Rockenbach — Emulex Corporation — Chief Financial Officer, Executive Vice President, Secretary, Treasurer

The other advantage from a cash perspective, is it’s less dilutive than if we had issued shares. As we said before our objective is to, within one full quarter of operations, get it to be a nondilutive transaction on a non-GAAP basis, and we felt that a cash transaction lets us do it quickly, which we want to do, so we can move forward as one combined entity, and from a shareholder perspective we think that was the appropriate transaction.

Mark Sue — C.E. Unterberg, Towbin — Analyst

Got it. The CFO?

Paul Folino — Emulex Corporation — Chairman and Chief Executive Officer

No comment now. I mean, one of the challenges we have is really not to make any comments on the organization itself until after the transaction is completed, which will take another, you know, four or five weeks.

Mark Sue — C.E. Unterberg, Towbin — Analyst

I got it. Separately, would you continue to look to end of life some of the legacy businesses within Vixel?

Paul Folino — Emulex Corporation — Chairman and Chief Executive Officer

Well, you know, the fabric box business today is in a maintenance mode. The real focus here is on the embedded ASIC and embedded switching market, so that’s where we’re going to invest our R&D dollars.

Mark Sue — C.E. Unterberg, Towbin — Analyst

Is there a specific number of headcount associated to the legacy business?

Paul Folino — Emulex Corporation — Chairman and Chief Executive Officer

Once again, not going to deal with any of the headcount issues in the combinations, inappropriate until the transaction is completed.

Mark Sue — C.E. Unterberg, Towbin — Analyst

Okay, fair enough. Thank you.

Operator

Our next question comes from Robert Montague with RBC Capital Markets.

Robert Montague — RBC Capital Markets — Analyst

Good afternoon. Three short questions.

First of all, can you comment on the sATA opportunity, and is the growth in sATA drives embedded within the TAM or is that a separate opportunity, and could you maybe comment on the strategy and plan there, one.

Two, do you plan to continue to sell this product and maybe embedded Thor-type chips through the Vixel salesforce or fold it into Emulex?

Finally, Karen, you mentioned the entry-level switching. Do you intend to pursue with Vixel’s loop switching technology the market for low-cost fabric, or not fabric switches, but low-cost network switches? Thank you.

Karen Mulvany — Emulex Corporation — Executive Vice President of Business Development

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Sure, Robert.

Let me take a stab at your questions. With regard to the serial ATA opportunity, that is actually not included in the TAM analysis that you see there, so those numbers are based, again, on existing Gartner Group estimates for Fibre Channel-based storage arrays through the 2007 time frame as well as NAS and tape libraries that would be Fibre Channel-based, and the assumption is, in that number that all of those transition to a switched architecture. Serial ATA isn’t included in those numbers and that’s clearly another opportunity for a switched infrastructure that we’re not baking into any of these assumptions at this point in time. With regard to selling Thor through the Vixel sales or our Emulex sales force, I’ll ask Paul to take that one.

Paul Folino — Emulex Corporation — Chairman and Chief Executive Officer

Once again, Robert, we’re not going to get involved in too many discussions today about the integration of the two companies at this point given that the transaction isn’t complete, et cetera, but it would make, you know, our intent would be if you look at our worldwide sales organization, clearly this is an opportunity to integrate the sales organization and that would be our intent to create an even more powerful worldwide sales organization, one that’s very, very experienced in the initiator side of the equation and now expanded with a solid organization that’s very experienced on the target embedded side of the equation and meld those organizations together. For those of you that have seen Emulex discussions and presentations before, when you think about it, you know, 11, 12 companies represent 85 to 90% of the worldwide markets for server mainframe and storage systems revenues, and so the real keys to the kingdom in my mind are managing those 12 companies, and between the two companies we essentially have direct agreements with every single one of them, so we think that’s terrific leverage for a joint combination.

Karen Mulvany — Emulex Corporation — Executive Vice President of Business Development

And lastly, with regard to the entry-level SAN question, which is, do we intend to pursue that sector of the market? The real focus of this acquisition and Vixel’s clear focus over the past year or so remains in the embedded sector of the market. So that will be the focus of the business.

Robert Montague — RBC Capital Markets — Analyst

Okay. Then just finally to clarify, you’re talking $450 million in the year 2007 or cumulative?

Karen Mulvany — Emulex Corporation — Executive Vice President of Business Development

In the year 2007.

Robert Montague — RBC Capital Markets — Analyst

Okay. Great. Thanks.

Operator

Our next question comes from Steve Berg of Punk Ziegel & Company.

Steve Berg — Punk Ziegel & Company — Analyst

This is a question for Jim. If we could turn back the clock to 3:30 or prior to when this announcement was made, would you still have said that you expected Vixel as a stand-alone to have broken even by Q2 ‘04?

Jim McCluney — Vixel Corporation – President and Chief Executive Officer

Once again, Steve, I’m sorry, I can’t comment on any financial projections on this call. We’re — as we’ve said, we’ve executed, and I think within this acquisition, we’ll continue to execute the embedded strategies we’ve been saying.

Steve Berg — Punk Ziegel & Company — Analyst

Okay.

Jim McCluney — Vice Corporation — Chief Executive Officer

We’re very confident on that.

Steve Berg — Punk Ziegel & Company — Analyst

Okay. I understand. And then for Paul, this has no impact or bearing at all, at least in your opinion, on the relationship you have with Intel right now for ASIC technology?

Paul Folino — Emulex Corporation — Chairman and Chief Executive Officer

No, I don’t believe so. We have a very strong relationship with Intel. We can expect to continue that relationship with Intel. They’re a big piece of our forward roadmap and a strong fab

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partner for us as we look out over the horizon. So I see that relationship even getting stronger.

Jim McCluney — Vice Corporation — Chief Executive Officer

Similarly, on the embedded InSpeed, we have great relationship with LSI, and with Marvel Semiconductor for current generation and next generation products as well.

Steve Berg — Punk Ziegel & Company — Analyst

Okay. And then my final question is for you, Mike. The transaction seems like it must have come about pretty quickly being that you retired debt at the end of September, I can’t imagine that you would have made that transaction if you anticipated having a cash outlay like this. Is that correct?

Michael Rockenbach — Emulex Corporation — Chief Financial Officer, Executive Vice President, Secretary, Treasurer

Well, I don’t think that’s necessarily correct. We had enough cash to be able to retire the debt and do this transaction. So I think, you know, we had, as we exited June, over $600 million, and when you look at the two combined it was approximately $400 million of that, so we still have a strong balance sheet and we’ll be able to talk a little bit more detail when we get to our earnings call about what our performance was for Q1.

Steve Berg — Punk Ziegel & Company — Analyst

In terms of cash generation.

Michael Rockenbach — Emulex Corporation — Chief Financial Officer, Executive Vice President, Secretary, Treasurer

But, no, I think we’ve certainly known Vixel for a number of years, and seen what they’ve been doing, and are very interested in the approach they’re taking in the embedded side of the market, so I think we — we are always looking at our balance sheet as well as our P&L and how to strengthen that. So I wasn’t saying that this just came up after we made the decision to do the buy-back, no.

Paul Folino — Emulex Corporation — Chairman and Chief Executive Officer

Let me just expand on that a little bit. Jim and I and our teams have been working together for sometime on some strategic initiatives that both companies have been working on together, and so as our two companies, particularly in the engineering area, were continuing to work together on some of these strategic initiatives, it became clear to both Jim and I that the relationship was very solid and growing and this seemed to be a natural migration of those early initiatives.

Steve Berg — Punk Ziegel & Company — Analyst

Thank you very much.

Operator

Our next question comes from Dan Renovard of Robert Baird.

Robert Renovard — Robert W. Baird & Company — Analyst

Couple of questions. One is on the engineering side. How many of the 115 employees did you say were engineers, and related to that how many were based in California that you will be folding in and how many are still up near Seattle?

And then second question is, retention plan. What kind of a retention plan do you have, or do you intend to put in place, for any senior managers or R&D engineering people you want to keep?

Paul Folino — Emulex Corporation — Chairman and Chief Executive Officer

Well, let me hit them one at a time, and I have to defer to Jim on the absolute numbers, but of the 115 employees today, Jim and Kurt, how many are engineers?

Jim McCluney — Vixel Corporation – President and Chief Executive Officer

Approximately half are engineers at this point.

Paul Folino — Emulex Corporation — Chairman and Chief Executive Officer

And we expect all of those to transition to the Emulex Corporation. Then in Costa Mesa, or the Irvine facility, I believe 15 of the 18, something like that, are engineers, and as you know, we’re in the process of moving into our new headquarters in the December or January time frame, so the timing is good on this, too, because our intent would be to save some money there, too, by moving that organization into our new facility in Costa Mesa, which is just a few minutes up the road from them.

Michael Rockenbach — Emulex Corporation — Chief Financial Officer, Executive Vice President, Secretary, Treasurer

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In terms of retention, as we said, we’re really not in a position to talk specifics at this point, but I think if you look at both Vixel and Emulex over the years, I think we’ve certainly — and I will let Jim speak if he feels different, but I think on both sides we think that the employees are the key to the company. We do things from an intellectual property and patent standpoint but key employees, key employee retention, is a big part of what makes Emulex successful, and I believe that’s what’s made Vixel successful, too. So we won’t give you specifics on what we intend to do but we’ve always been a very employee-oriented company and I think that’s going to be continued in the combined entity as well.

Paul Folino — Emulex Corporation — Chairman and Chief Executive Officer

This is Paul. Just to reinforce that, and, once again, we can’t really talk to specifics today, inappropriate until after the transaction closes, but Jim and I culturally, philosophically have the same approach that it’s all about the employees and the technology, and we wouldn’t be doing this merger if we weren’t both comfortable that all the key players were going to be a part of it, so that’s as much as I can really say today. And employee retention is one of the key objectives of this transaction.

Robert Renovard — Robert W. Baird & Company — Analyst

Thank you.

Operator

And our final question for today comes from Brent Barslin of Pacific Crest Securities.

Brent Barslin — Pacific Crest Securities — Analyst

First question, given you’re kind of aggressively pursuing embedded I/O design wins with Thor, were you getting any sort of push-back from OEMs that were looking for both an embedded I/O solution and embedded switching solution that indirectly drove this acquisition, or am I reading too much into it, and is this really essentially a market you’re going after on embedded array side?

Paul Folino — Emulex Corporation — Chairman and Chief Executive Officer

You know, I think essentially it was an opportunity to increase our total available market, and another $450 million by 2007 in a space, you know, the I/O or embedded ASIC space that was a natural synergistic area for both Vixel and Emulex and it’s redundant but one more time, the two companies have been working together strategically for quite some time now, and we obviously can’t share with you the fruits of those kind of activities, but we felt there’s opportunity once again to enhance the innovation for the overall marketplace by the combination of the two companies, organization, and individual technologies.

Brent Barslin — Pacific Crest Securities — Analyst

Sure. Fair enough. And I think at one point there was a joint selling relationship between Vitesse and Vixel. Could you just give us an update on that relationship and if the relationship will change at all because of the acquisition.

Paul Folino — Emulex Corporation — Chairman and Chief Executive Officer

I’ll defer to Jim on that.

Jim McCluney — Vixel Corporation – President and Chief Executive Officer

The short form answer is no, it hasn’t changed. They are a distributor of our SOC 312 and 320 product. The process is working fine and we don’t anticipate any change there.

Brent Barslin — Pacific Crest Securities — Analyst

Thank you.

Paul Folino — Emulex Corporation — Chairman and Chief Executive Officer

Is that it, operator?

Operator

Actually, we do have one more question from Glen Hanus of Needham & Company.

Paul Folino — Emulex Corporation — Chairman and Chief Executive Officer

Glen.

Glen Hanus — Needham & Company — Analyst

Oh, hi. There must have been something wrong with my phone here. Finally went through. Just want to say congratulations Jim and Kurt and the crew there and to everyone.

Maybe you could just talk about — you mentioned on the call there — well, Jim, can you give us any update on, you know, your

FINAL TRANSCRIPT

technology roadmap, you have done so on some of your conference calls with higher port count, chips, and serial ATA, any update there, number one.

Number two, you said on the call something about, you know, complimentary technologies that could enhance Vixel. I don’t know if you’re willing to elaborate on that at all.

And three, can you tell us any — anything on just sort of was there — was there a process here where there were multiple bidders or something from an M&A standpoint? Thank you.

Jim McCluney — Vixel Corporation — President and Chief Executive Officer

Hi. Well, as I’ve said on the Vixel calls, you know, I think the next major transition in the embedded market is to — is really to transition InSpeed into the 4-gig environment, and they are — all the drive suppliers are intent on supplying 4-gig Fibre Channel drive components and drives by the end of the year, at least sampling, and as I’ve stated the Vixel road map is going to deliver that. We’re still on target. And we do see the need in the future for some higher port-count chips as well.

Fibre Channel, I believe that was the question that was addressed where, I would just reiterate we see that and have been looking at that as an opportunity for the InSpeed type of technology. We see more and more indication of growth, and Vixel’s stated mission was to be the embedded switch provider of choice for the backend, and I don’t think our mission is going to change under Emulex.

And I’m not really going to comment on the process that we went through on this, you will see all the details shortly but just to reiterate what Paul said, is that the companies have known each other for a long time and have seen admirable synergies, both at the engineering level and the market, and we intend to both address some of these synergies very, very quickly, hence the need to get this acquisition done in all haste so that we don’t lose a heartbeat in the marketplace. Everyone is pretty excited here, Glen.

Glen Hanus — Needham & Company — Analyst

Thank you, Jim.

Paul Folino — Emulex Corporation — Chairman and Chief Executive Officer

Thank you for joining us on our conference call today. We look forward to speaking with you at our next conference call on October 23rd when we report Emulex’s first quarter results, and I believe Vixel is reporting their quarter results on the 22nd. Is that correct?

Yeah, we’re planning it the same week.

Paul Folino — Emulex Corporation — Chairman and Chief Executive Officer

The same week. So we look forward at that point in time giving you some better guidance as we look out over the horizon. So thank you very much for joining us.

Operator

Ladies and gentlemen, thank you for participating in today’s conference. This concludes your program.

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